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10028651

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 3 1 2010

SEC FILE NUMBER	
8 -	44783

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **1/1/2009**   AND ENDING   **12/31/2009**

      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

     Lyster Watson Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     888 Seventh Avenue, 40th Floor

                               (No. and Street)

     New York   **NY**   **10019**

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     Liza Garber   **212-841-6804**

                                              (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     J.H. Cohn LLP

                               (Name -- *if individual. state last. first. middle name*)

     1212 Avenue of the Americas   **New York**   **NY**   **10036**

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I,_____Liza Garber_____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Lyster Watson Securities, Inc._____, as of
_____December 31,_____20 09____, are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial & Compliance Officer
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
     Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
     solidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report. (Bound separately).
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LYSTER WATSON SECURITIES, INC.

Index

Facing Page



Report of Independent Public Accountants

To the Board of Directors
Lyster Watson Securities, Inc.

We have audited the accompanying statement of financial condition of Lyster Watson Securities, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lyster Watson Securities, Inc. as of December 31, 2009, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

New York, New York
March 25, 2010

LYSTER WATSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	831,319
Referral fees receivable		1,688,089
Prepaid expenses		10,296
Total	$	2,529,704

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Referral fees payable	$	54,289
Accrued expenses		5,121
Due to affiliate		5,053
Deferred tax liability, net		109,645
Total liabilities		174,108

Stockholders' equity:

Common stock, par value $.01 per share; 10,000 shares authorized; 200 shares issued and outstanding		2
Additional paid-in capital		991,287
Retained earnings		1,364,307
Total stockholders' equity		2,355,596
Total	$	2,529,704

See Notes to Financial Statements.

LYSTER WATSON SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

Revenues:	
Referral fees	$ 2,563,142
Dividend and interest income	7,176
Total	2,570,318
Expenses:	
Employee compensation and benefits	1,658,423
Referral fees	148,660
Communications and data processing	54,518
Occupancy and related rent expenses	394,063
Professional fees	99,666
Regulatory fees	19,515
General and administrative	270,566
Total	2,645,411
Loss before income taxes	(75,093)
Credit for income taxes	(3,174)
Net loss	$ (71,919)

See Notes to Financial Statements.

LYSTER WATSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

| | Common Stock | | Additional Paid-in | Retained | Total Stockholders' |
	Shares	Amount	Capital	Earnings	Equity
Balance, beginning of year	200	$ 2	$ 991,287	$ 1,436,226	2,427,515
Net loss				(71,919)	(71,919)
Balance, end of year	200	$ 2	$ 991,287	$ 1,364,307	$ 2,355,596

See Notes to Financial Statements.

LYSTER WATSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Operating activities:	
Net loss	$ (71,919)
Deferred income taxes	(12,771)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Referral fees receivable	444,144
Prepaid expenses	(1,487)
Accrued expenses	(66,919)
Referral fees payable	(235,451)
Due to affiliate	2,287
Net cash provided by operating activities and net increase in cash and cash equivalents	57,884
Cash and cash equivalents, beginning of year	773,435
Cash and cash equivalents, end of year	$ 831,319
Supplemental disclosure of cash flow data:	
Income taxes paid	$ 32,081

See Notes to Financial Statements.

6

Note 1 - Organization and summary of significant accounting policies:
Organization:

Lyster Watson Securities, Inc. (the "Company") was incorporated in Delaware on January 22, 1992. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company operates under the exemptive provisions of SEC Rule 15c3-3k(2)(i).

The Company derives its revenues primarily from referral fees from hedge fund managers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Referral fees:

The Company derives referral fee revenues from the introduction of accredited investors or qualified purchasers to hedge fund managers unaffiliated with the Company or any of its affiliates. The Company has agreements with various hedge fund managers to receive a portion of the hedge fund manager's management and/or performance fees based on assets the Company has placed with the hedge fund manager. These fees are recorded on the accrual basis when earned. On a periodic basis, the Company evaluates its referral fees receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past write-offs and collections and current credit conditions.

Cash equivalents:

Investments in money market funds are classified as cash equivalents.

Concentration risks:
Cash:

The Company places its cash with high credit quality financial institutions. At times, such amounts exceed the current insured amount under the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2009, the Company's cash balances exceeded the balance insured by the FDIC by $728,611.

Note 1 - Organization and summary of significant accounting policies (continued):
Concentration risks (concluded):
Major customers:

During 2009, the Company earned 79% of its revenue from two hedge fund managers. Substantially all of the referral fees receivable at December 31, 2009 are due from these hedge fund managers.

Income taxes:

The Company, with the consent of its stockholders, has elected to be treated as an "S" Corporation under certain sections of the Internal Revenue Code and Section 660 Article 22 of New York State Tax Law. Under these sections, corporate income, in general, is taxable to the stockholders in proportion to their respective interests. The City of New York does not recognize "S" Corporations for income tax reporting purposes.

The Company accounts for city income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of that guidance did not result in the recognition of any unrecognized tax benefits and the Company has no unrecognized tax benefits at December 31, 2009. The Company's U.S. Federal and state income tax returns prior to fiscal year 2006 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2009.

Subsequent events:

The Company has evaluated subsequent events through March 25, 2010, which is the date the financial statements were available to be issued.

Note 2 - Related party transactions:

The Company is party to an Administrative Service Agreement with Lyster Watson Management, Inc. (the "Affiliate") for which certain expenses are allocated between the Company and the Affiliate. Such expenses include compensation and benefits, professional fees, occupancy and related rent expenses and general and administrative expenses reflected in such captions on the accompanying statement of operations. The amount due to the Affiliate of $5,053 at December 31, 2009 results from these allocations. The total amount charged by the Affiliate to the Company under this agreement was $2,382,137 for the year ended December 31, 2009.

Note 3 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $795,065, which was $790,065 in excess of its required net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement. The Company's net capital ratio was 0.08 to 1.

Note 4 - Income taxes:

Credit for income taxes is comprised as follows:

Current	$ 9,597
Deferred	(12,771)
Total	$ (3,174)

Net deferred tax liability at December 31, 2009 is comprised as follows:

Deferred tax liability	$150,266
Deferred tax assets	(40,621)
Deferred tax liability, net	$109,645

Deferred tax assets are attributable to contribution carryforwards. The deferred tax liability is attributable to the difference between accrual basis income (loss) and the cash basis income (loss) used for tax purposes.

Note 5 - Shareholder agreement:

In 2007, the Company amended and restated its existing shareholder agreement. The agreement provides that upon termination of employment, service or death of a shareholder or other events, as defined, such shareholder (or the shareholder's estate) shall have the right to sell its shares to the remaining shareholders. The selling price of the shares is based upon a formula based upon assets under management.

Note 6 - Equity incentive plan:

In 2007, the Lyster Watson Group (comprised of the Company, the Affiliate, and Lyster Watson LLC, hereafter called the "LW Group") implemented the Lyster Watson 2007 Equity Incentive Plan (the "Plan"). Participants in the Plan will receive equity compensation opportunities in the form of options ("Options") to purchase equity units ("Units") consisting of shares of common stock of the Company, the Affiliate, and a percentage membership interest in Lyster Watson LLC. Options may be granted to any individual who is a director, officer or other employee of a participating member of the LW Group. In total, no more than 2,000 shares of common stock of the Company, 20,000 shares of common stock of the Affiliate, and 20% of the membership interests in Lyster Watson LLC may be issued under the Plan. The term of the Plan is 10 years.

In accordance with the Plan, the LW Group granted three participants each an option to purchase one Unit (as defined) for a purchase price per Unit of $571,618 on June 1, 2007 (the "2007 Grant Date"). Each Unit constitutes 1% (on a fully diluted basis) of the equity value, as defined, of the LW Group. On the 2007 Grant Date, such unit represents 1,061.17 shares of the Affiliate's common stock, 2.06 shares of the Company's common stock, and a 1% membership interest in Lyster Watson LLC. Of the total exercise price, 55% is allocated to the shares of the Affiliate's common stock, 41% to the Company's common stock, and 4% to the membership interest in Lyster Watson LLC.

On June 1, 2008 (the "2008 Grant Date"), the LW Group granted four participants each an option to purchase one Unit (as defined) for a purchase price per Unit of $693,462. On the 2008 Grant Date, such Unit represents 1,105.39 shares of the Affiliate's common stock, 2.15 shares of the Company's common stock, and a 1% membership interest in Lyster Watson LLC. Of the total exercise price, 65% is allocated to the shares of the Affiliate's common stock, 31% to the Company's common stock, and 4% to the membership interest in Lyster Watson LLC.

Note 6 - Equity incentive plan (continued):

Subject to the participant's continuous employment or other service with the LW Group, the option shall become fully vested (i.e., "cliff vested") on the third anniversary of the grant date. In accordance with the provisions of the Plan, vesting may be accelerated in the event of a change in control. The options will terminate if and to the extent they are not vested at the time the participant's employment terminates. Except as otherwise provided by the Plan with respect to a change in control or by the equity agreement, the option may be exercised, if at all, at any time during a four month period beginning on the date the option becomes vested; provided, however, that, if the participant's employment terminates during such four month period, the option may not be exercised after such termination of employment. If the option becomes vested and is not exercised within the applicable exercisability period, it will thereupon terminate.

The Company accounts for its stock-based compensation pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718, "Stock Compensation" ("FASB ASC 718"). The Company believes it is not possible to reasonably estimate the fair value of an option at the grant date. Accordingly, pursuant to FASB ASC 718, compensation cost is measured at intrinsic value and remeasured at each reporting date until settlement of the instrument. Compensation cost for each period is based on the change in the intrinsic value of the option during each reporting period, taking into consideration the percentage of requisite service that has been rendered at the reporting date. The value used to calculate intrinsic value is computed based upon assets under management.

Compensation cost relative to the Plan is allocated amongst the companies in the LW Group based upon the related salaries allocated amongst the companies. For the year ended December 31, 2009, the Company recognized no compensation cost as there was no intrinsic value in the option at that date.

The following is a summary of options to purchase Units as of December 31, 2009. Information relative to the Company's common stock has also been presented, taking into consideration the portion of a Unit that pertains to the Company :

	Options		Weighted Average Exercise Price	
	Unit	Company Shares	Per Unit	Per Share
Options outstanding, beginning of year	7	14.78	$641,243	$105,494
Exercised	-	-	-	-
Expired/cancelled	-	-	-	-
Options outstanding, end of year	7	14.78	$641,243	$105,494

No options were vested or exercisable as of December 31, 2009. The term of the 2007 granted options and 2008 granted options outstanding at December 31, 2009 expire on September 30, 2010 and September 30, 2011, respectively.

LYSTER WATSON SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Total stockholders' equity	$ 2,355,596
Add allowable credits:	
Deferred tax liability, net	109,645
Total allowable credits	109,645
Deduct nonallowable assets:	
Referral fees receivable	1,645,308
Prepaid expenses	10,296
Total nonallowable assets	1,655,604
Net capital before haircuts on securities positions	809,637
Haircuts on securities positions - money market instruments	(14,572)
Net capital	$ 795,065
Total liabilities	$ 174,108
Less deferred tax liability, net	109,645
Aggregate indebtedness	$ 64,463
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000
Excess of net capital over minimum net capital	$ 790,065
Excess of net capital at 1,000%	$ 788,619
Ratio of aggregate indebtedness to net capital	0.08

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA filing submitted on March 25, 2010.



www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

J.H.COHN LLP
Accountants and Consultants since 1919

Report of Independent Public Accountants on Internal Control

To the Board of Directors
Lyster Watson Securities, Inc.

In planning and performing our audit of the financial statements of Lyster Watson Securities, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected or corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

New York, New York
March 25, 2010


J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants
on Applying Agreed-Upon Procedures
<u>Related to an Entity's SIPC Assessment Reconciliation</u>

To the Board of Directors
Lyster Watson Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of Lyster Watson Securities, Inc. (the "Company") for the period from April 1, 2009 to December 31, 2009, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries per the detailed general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting the following;

   The amount obtained by subtracting the revenues on the FOCUS report for the period from January 1, 2009 to March 31, 2009 from the total revenue on the audited Form X-17-A-5 for the year ended December 31, 2009 was $2,292,822 and the amount reported on the line 2a on page 2 on Form SIPC-7T was $2,370,803 - a difference of $77,981. We observed that the amount reported on line 2a on page 2 of SIPC-7T includes rental income of $63,217 which, based on supporting schedules, is rental income for the period from April 1, 2009 to December 31, 2009. Further, the remaining amount of the difference of $14,764 is rental income for the period from January 1, 2009 to March 31, 2009, which was included in the first quarter FOCUS report but not included in total revenue on the audited Form X-17A-5. Rental income is netted with expenses and not included in total revenue on the audited Form X-17-A-5.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting the following:

    We observed, based upon the supporting schedules, that the amount reported on line 2c(8) on page 2 of Form SIPC 7-T represents rental income for the period from April 1, 2009 through December 31, 2009. Such rental income is included with the revenues reported on line 2a.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences, other than the lines on page 2 line 9 - total deductions and page 2 line 2d - SIPC net operating revenues, did not foot by $1.

5. Read line 2C on page 1 of Form SIPC-7T and observed there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

Roseland, New Jersey
March 25, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044783   FINRA   DEC
LYSTER WATSON SECURITIES INC   7*7
888 7TH AVE 40TH FL
NEW YORK NY 10106-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5615

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (496)

1/15/2009 ($150) and 7/27/2009
Date Paid

C. Less prior overpayment applied   ( )

D. Assessment balance due or (overpayment)   _____

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

F. Total assessment balance and interest due (or overpayment carried forward) $ _____

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5119

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lyster Watson Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO/CCO
(Title)

Dated the 11 day of March, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending _Dec 31_, 20_10_
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _2,370,803_

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

      Total additions

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _61,404_

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
      (See Instruction C):
      Rental Income   _63,217_

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

      (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

      Enter the greater of line (i) or (ii)

      Total deductions   _124,622_

2d. SIPC Net Operating Revenues $ _2,246,181_

2e. General Assessment @ .0025 $ _5,615_

(to page 1 but not less than $150 minimum)

2

Lyster Watson Securities, Inc.

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2009